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                                                                     EXHIBIT "E"


                                                CONTACT: Eugene Melnyk
                                                         Chairman of the Board
                                                         Kenneth Howling
                                                         Chief Financial Officer
                                                         (416) 285-6000

FOR IMMEDIATE RELEASE:

           *BIOVAIL RECEIVES BREXIDOL(R) MARKETING APPROVAL IN CANADA*

TORONTO, Canada, March 4, 1999 - Biovail Corporation International (NYSE, TSE:BVF) today announced that it has received marketing approval in Canada for Brexidol(R) (piroxicam-beta-cyclodextrin) a product indicated for the treatment of mild to severe acute pain. Brexidol will compete in the pain and anti-inflammatory market in Canada which is valued at U.S. $150 million. Brexidol utilizes Host-Guest chemistry, or supermolecular chemistry, whose researchers were awarded the Nobel Prize in chemistry in 1987. Host-Guest technology (cyclodextrin) "encapsulates" the drug molecule, thereby ensuring rapid absorption while protecting the gastrointestinal track from any direct exposure to the drug. Brexidol will be marketed by Biovail's Canadian marketing division, Crystaal.

         Eugene Melnyk, Chairman of the Board, commented, "Brexidol will be launched in the near future and detailed coast to coast by our fine sales organization. Brexidol has been marketed throughout Europe for nearly 10 years and has an excellent safety record in over 20 million patients. Brexidol is an excellent medication for the short-term treatment of ailments such as acute musculoskeletal pain from sports injuries, post-operative pain, primary dysmenorrhea, dental pain and headache."

         Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of
1995

         To the extent any statements made in their release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.